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                                   EXHIBIT 99




STATE STREET                                   NEWS RELEASE

STATE STREET BOSTON CORPORATION
225 Franklin Street                            For Release:   IMMEDIATELY
Boston, Massachusetts  02101                   Contact:       RONALD L. O'KELLEY
                                                                    617/654-1110



                    STATE STREET BOSTON CORPORATION ANNOUNCES

         EXPANDED STOCK PURCHASE PROGRAM AND DIVIDEND INCREASE


BOSTON, MA...June 20, 1996


     State Street Boston Corporation today announced that its Board of Directors authorized an increase in its stock purchase program from three to six million shares. The Board also voted to increase the quarterly dividend to $.19 per share.

     With 2.4 million shares acquired to date under the prior stock purchase program, the expanded program allows for the purchase of a further 3.6 million shares. Purchases would be made from time to time on the open market or in privately negotiated transactions. Shares purchased under the authorization would be used for employee benefit plans and other corporate purposes.

     State Street has increased its dividend every six months since December 1978, consistent with its steady growth in earnings per share. This quarter's dividend is 12% higher than in the same period a year ago. It is payable July 15, 1996 to stockholders of record as of July 1, 1996.

     With $2.4 trillion in assets under custody and $252 billion under management, State Street is a leading servicer of financial assets worldwide. Services are provided from offices in the United States, Canada, Grand Cayman, Netherland Antilles, United Kingdom, France, Belgium, Luxembourg, Denmark, Germany, United Arab Emirates, Hong Kong, Taiwan, Japan, Australia and New Zealand. State Street is traded on the New York Stock Exchange under the symbol STT.